Exhibit 12.4

Atlantic City Electric Company

	Nine Months Ended September 30, 2009	For the Year Ended December 31,
		2008	2007	2006	2005	2004
	(millions of dollars)
Income from continuing operations	$33	$64	$60	$60	$51	$59

Income tax expense (a)	17	30	41	33	41	41

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	52	64	66	65	60	62
Other interest	2	3	3	3	4	3

Total fixed charges	54	67	69	68	64	65

Income before extraordinary item, income tax expense, and fixed charges	$104	$161	$170	$161	$156	$165

Ratio of earnings to fixed charges	1.93	2.40	2.46	2.37	2.45	2.52

Total fixed charges, shown above	54	67	69	68	64	65

Preferred dividend requirements adjusted to a pre-tax amount	—	—	1	1	1	1

Total fixed charges and preferred dividends	$54	$67	$70	$69	$65	$66

Ratio of earnings to fixed charges and preferred dividends	1.93	2.40	2.44	2.35	2.43	2.50

(a)	Concurrent with the adoption of FASB guidance on taxes (ASC 740) in 2007, amount includes interest on uncertain tax positions.